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As filed with the Securities and Exchange Commission on November 5, 2002

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CIPRICO INC.
(Name of Subject Company (Issuer))

CIPRICO INC.
(Name of Filing Person (Offeror))

        Certain Options Under the Ciprico Inc. 1999 Amended and Restated Stock Option Plan,
as amended, to Purchase Common Stock, par value $0.01 per share, That Have an Exercise Price of $7.00 Per Share or Greater With Expiration Dates Beginning January 1, 2004
(Title of Class of Securities)

172529  10  9

(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Thomas S. Wargolet
17400 Medina Road
Plymouth, MN 55447
Telephone: (763) 551-4000
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Melodie R. Rose
Fredrikson & Byron, P.A.
4000 Pillsbury Center
200 South Sixth Street
Minneapolis, MN 55402-1425
Telephone: (612) 492-7000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee

$2,268,000	$454

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 246,500 shares of common stock of Ciprico Inc. having a weighted average exercise price of $9.20 as of October 25, 2002, will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

  ☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

  ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐    third party tender offer subject to Rule 14d-1.

    ☒    issuer tender offer subject to Rule 13e-4.

    ☐    going-private transaction subject to Rule 13e-3.

    ☐    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO ("Schedule TO") relates to our offer to exchange all outstanding options to purchase shares of our common stock granted under the Ciprico Inc. 1999 Amended and Restated Stock Option Plan (the "stock option plan") that have an exercise price of $7.00 per share or more and will expire beginning January 1, 2004 (the "eligible options") and are held by option holders who have not received options after May 1, 2002 for new options we will grant under the stock option plan upon the terms and subject to the conditions in the Offer to Exchange dated November 5, 2002 attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange") and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B).

        The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, including as specifically set forth below.

        Unless the context requires otherwise, references in this Schedule TO to "Ciprico," "we," "us," "our," and "ours" mean Ciprico Inc.

ITEM 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Exchange is incorporated herein by reference.

ITEM 2.    Subject Company Information.

  (a)
  Name and Address.

        The name of the issuer is Ciprico Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 17400 Medina Road, Plymouth, MN 55447, and its telephone number is (763) 551-4000. The information set forth in the Offer to Exchange under "Information Concerning Ciprico" is incorporated herein by reference.

  (b)
  Securities.

        This Schedule TO relates to an offer by the Company to exchange certain options outstanding under the Ciprico Inc. 1999 Amended and Restated Stock Option Plan, as amended, (the "Plan"), to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), having an exercise price of $7.00 or more and held by non-management employees who have not received options after May 1, 2002 (the "Eligible Options") for new options (the "New Options") to purchase shares of the Common Stock to be granted under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Letter of Transmittal and the Offer to Exchange, as they may be amended from time to time, are together referred to as the "Offer"). The number of shares of Common Stock subject to the New Options will be equal to 80% of the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and canceled. The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 8 ("Source and Amount of Consideration; Terms of New Options") is incorporated herein by reference.

  (c)
  Trading Market and Price.

        The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock Underlying the Options") is incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.

  (a)
  Name and Address.

        The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.    Terms of the Transaction.

  (a)
  Material Terms.

        The information set forth in the Offer to Exchange under "Summary Term Sheet," "Introduction," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of New Options"), Section 6 ("Conditions

of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of New Options"), Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material Federal Income Tax Consequences"), and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  Purchases.

        Not applicable.

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements.

  (e)
  Agreements Involving the Subject Company's Securities.

        The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 6.    Purposes of the Transaction and Plans or Proposals.

  (a)
  Purposes.

        The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b)
  Use of Securities Acquired.

        The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Options for Exchange and Issuance of New Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

  (c)
  Plans.

        None.

ITEM 7.    Source and Amount of Funds or Other Consideration.

  (a)
  Source of Funds.

        The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of New Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  Conditions.

        The information set forth in the Offer to Exchange under Section 6 ("Conditions of the Offer") is incorporated herein by reference.

  (d)
  Borrowed Funds.

        Not applicable.

ITEM 8.    Interests in Securities of the Subject Company.

  (a)
  Securities Ownership.

        The information set forth in the Offer to Exchange under section 9 ("Information about Ciprico") is incorporated herein by reference and section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

  (b)
  Securities Transactions.

        The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") is incorporated herein by reference.

ITEM 9.    Person/Assets, Retained, Employed, Compensated or Used.

  (a)
  Solicitations or Recommendations.

        Not applicable.

ITEM 10.    Financial Statements.

  (a)
  Financial Information.

        The financial information included in our annual report on Form 10-K for the fiscal year ended September 30, 2002, particularly Item 8 under Part II, are incorporated herein by reference.

        Our book value per share as of common stock as of September 30, 2002 was $6.70.

  (b)
  Pro Forma Information.

        Not applicable.

  (c)
  Summary Information.

        The information set forth in the Offer to Exchange under section 9 ("Information about Ciprico") is incorporated herein by reference.

ITEM 11.    Additional Information.

  (a)
  Agreements, Regulatory Requirements and Legal Proceedings.

        The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements Concerning the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

  (b)
  Other Material Information.

        Not applicable.

ITEM 12.    Exhibits.

(a)(1)(A)	Offer to Exchange, dated November 5, 2002.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Letter to Eligible Option Holders.
(a)(1)(D)	Form of Letter to Tendering Option Holders.
(a)(1)(E)	Form of Notice of Withdrawal.
(a)(1)(F)	Form of E-mail Confirmation.
(a)(1)(G)	Ciprico Inc. Annual Report on Form 10-K for the fiscal year ended September 30, 2002, filed with the Securities and Exchange Commission on November 5, 2002 and incorporated herein by reference.
(a)(1)(H)	Ciprico Inc. Proxy Statement filed with the SEC on December 20, 2001 and incorporated herein by reference.
(b)	Not applicable.
(d)(1)	Ciprico Inc. 1999 Amended and Restated Stock Option Plan, as amended, incorporated by reference to Exhibit 10.1 of Ciprico Inc.'s Form 10-Q for the fiscal quarter ended December 31, 1998.
(d)(2)	Form of Stock Option Agreement under 1999 Amended and Restated Stock Option Plan, incorporated by reference to Exhibit 10.2 of Ciprico Inc.'s Form 10-Q for the fiscal quarter ended December 31, 1998.
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated:	November 5, 2002
		By:	/s/ THOMAS S. WARGOLET
		Name:	Thomas S. Wargolet
		Title:	Vice President of Finance, Chief Financial Officer and Secretary

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INTRODUCTORY STATEMENT
  ITEM 1. Summary Term Sheet.
  ITEM 2. Subject Company Information.
  ITEM 3. Identity and Background of Filing Person.
  ITEM 4. Terms of the Transaction.
  ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.
  ITEM 6. Purposes of the Transaction and Plans or Proposals.
  ITEM 7. Source and Amount of Funds or Other Consideration.
  ITEM 8. Interests in Securities of the Subject Company.
  ITEM 9. Person/Assets, Retained, Employed, Compensated or Used.
  ITEM 10. Financial Statements.
  ITEM 11. Additional Information.
  ITEM 12. Exhibits.
  ITEM 13. Information Required by Schedule 13E-3.
SIGNATURES